Exhibit 99.8

Time Sensitive Materials

Depositary’s Notice of

Class A Meeting and Extraordinary General Meeting of XPeng Inc.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	98422D105.

ADS Record Date:	November 5, 2021 (Cayman Islands/New York City time).

Meeting Specifics:	Class A Meeting to be held on December 8, 2021 at 10:00 a.m. (Hong Kong time) and Extraordinary General Meeting to be held on the same day at 11:00 a.m. (Hong Kong time); both meetings to take place at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, People’s Republic of China (the “Meetings”).

Meeting Agenda:	Please refer to the Company’s Notice of Meetings enclosed herewith (For more information regarding the Meetings and to view the materials related to the Meetings, please visit the Company’s website at https://www.xiaopeng.com.)

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on November 29, 2021.

Deposited Securities:	Class A Ordinary Shares, par value US$0.00001 per share, of XPeng Inc., a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	2 Class A Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. – Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of August 31, 2020, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York City time) on November 29, 2021.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meetings will be held at the date, time and location identified above. A copy of the Notice of Meetings from the Company which includes the agenda for such Meetings is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, a poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meet- ing by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a sharehold- ers’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quo- rum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding any- thing to the contrary contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*

As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, per- taining to the Deposited Securities represented by such Holders’ ADSs.